EXHIBIT 99.1

Not for release, publication or distribution in or into Canada, Australia or Japan

8 August 2005

Xenova Group Plc – Result of Court Meeting and EGM

Xenova Group Plc ("Xenova") is pleased to announce that, at a Court Meeting and an Extraordinary General Meeting ("EGM") of its shareholders held earlier today in connection with the recommended proposal by Celtic Pharma Development UK Plc ("Celtic Pharma") to acquire Xenova, to be effected by way of a Scheme of Arrangement (the "Scheme"), all the resolutions proposed received the support of shareholders.

At the Court Meeting, a majority in number of Xenova's shareholders who voted (either in person or by proxy), and over 75% by value of the votes cast, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed. At the EGM, the resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority.

The votes cast for each resolution were as follows:

Court Meeting

Resolution on a poll to approve the Scheme:

By number, 85.82% of shareholders present and voting in person or by proxy voted for the Resolution, and 14.18% voted against the Resolution. By value, 85.96% of shares represented in person or by proxy were voted in favour of the Resolution and 14.04% were voted against the Resolution.

EGM

Resolution to approve the Scheme and provide for its implementation:

The Resolution was approved on a show of hands. For information the proxy vote in favour of the Resolution was 87.52% of votes cast and against was 12.48% of votes cast.

Completion of the Acquisition remains subject to the satisfaction of the conditions to the Proposal as set out in the Scheme Document dated 8 July 2005 and sent to Xenova shareholders. It is expected that the Scheme will become effective on 1 September 2005.

Copies of the resolutions passed at the Xenova Court Meeting and EGM, have been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection by the public at the FSA's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7066 1000) during normal business hours on any weekday (except public holidays).

Terms used in this announcement shall have the same meanings as set out in the Scheme Document dated 8 July 2005.

Enquiries:

Financial Dynamics: David Yates / Ben Atwell Tel: +44 (0)20 7831 3113

Broadview, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Celtic Pharma and no one else in connection with the Proposal and will not be responsible to anyone other than Celtic Pharma for providing the protections afforded to customers of Broadview or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xenova and no on else in connection with the Proposal and will not be responsible to anyone other than Xenova for providing the protections afforded to customers of Lazard or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.